Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release entitled “Smart 5G goes live”.

July 29, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto entitled “Smart 5G goes live”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

July 29, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “Smart 5G goes live”.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,587 As of June 30, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	July 29, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Smart 5G goes live

5G handsets available, 5G coverage in key CBDs

Starting July 30th, the 5G mobile phone network of Smart Communications is going live as a commercial service.

In this initial phase of its commercial deployment, Smart Signature, Infinity and other Smart postpaid subscribers will be able to enjoy the super-fast data service of Smart 5G in key business districts of Metro Manila using Smart-certified handsets with 5G-activated SIMs.

These areas include the Makati Central Business District (CBD), Bonifacio Global City CBD, Araneta City, SM Megamall and Mall of Asia Bay Area.  Smart 5G is also being rolled out in key high-traffic areas such North Avenue in Quezon City and Taft Avenue in Manila, as well as in Ortigas CBD, and Clark Green City in Pampanga.

Through partnerships with device manufacturers, Smart will also launch its initial lineup of Smart 5G-certified devices from Huawei, Samsung, RealMe and Vivo, which will be available with Smart Signature plans in select Smart Stores.

“After many years of preparation and sustained investments, we’re very happy to say that Smart subscribers can now try out and enjoy the super-fast data service that Smart 5G can deliver,” said Alfredo S. Panlilio, PLDT Chief Revenue Officer and Smart President and CEO.

“The launch of Smart’s 5G service enables the Philippines to level up and join the ranks of countries utilizing the next generation of mobile technology. For our customers, it opens the door to an even higher level of customer experience in terms of enjoying video, playing esports and using more powerful digital services,” Panlilio said.

“As we rollout 5G in more areas of the country, this will complement the deployment of our 4G/LTE network which is already the fastest and most extensive in the country. To date, Smart 4G/LTE and 3G coverage serves 95% of the country’s population,” he added.

Experience 5G with Smart Signature

The first five Smart 5G-certified devices are now available with the Smart Signature Device Plans S, M, L, and XL.

“On top of giving customers priority when it comes to the latest in technology and devices, Smart Signature also enables subscribers to do more by providing more data allocation of up to 30 GB per month. The plans also come with Unlimited OnNet Calls, Unlimited AnyNet Texts, and allocations for AnyNet Calls plus exclusive perks and rewards,” said Jane J. Basas, Smart Senior Vice president and Head of Consumer Wireless Business.

Customers can sign up for a Smart Signature Plan at Smart Stores nationwide or via the Smart Online Store at www.store.smart.com.ph.

Subscribers can also experience Smart 5G first-hand with the 5G-ready handsets featured at select Smart Stores in Metro Manila, including Smart Tower in Makati City, Gateway Mall, SM Mall of Asia, SM Megamall, and The World Plaza in Bonifacio Global City, Taguig.

 Sustained Network Investments

The strategy to deploy 5G has been embedded in Smart’s network planning over the past five years. PLDT’s wireless subsidiary started conducting tests with 5G in 2016.  In 2018, it fired up the country’s first 5G base stations in Makati with Huawei and the Clark Freeport Zone in Pampanga with Ericsson. Last year, Smart also launched the first Smart 5G Lifestyle hub and 5G-enabled shopping mall In Araneta City, as well as the first Smart 5G campus at the Ateneo de Manila University.

To actually execute the 5G deployment plan required a steady investment effort by PLDT and Smart that has amounted to nearly P260 billion in overall capital expenditure (capex) spend over the past five years.  In 2019 alone, the PLDT Group’s capex reached a record Php72.9 billion.  Moreover, 2020 capex is expected to reach Php70 billion despite the slowdown in network rollout due to the quarantine controls imposed in the second quarter of this year.

This capex program enabled PLDT and Smart to build the digital infrastructure needed to support the deployment first of 4G/LTE and later 5G. This involved, first of all, the deployment of an extensive optic fiber network.  The PLDT Group’s fiber network is the most pervasive in the country and extends to over nearly 360,000 kilometers as of June 2020.

Moreover, PLDT has partnered with Cisco and Huawei, to transform its IP fiber transport infrastructure into a fully automated, software-defined 5G-ready network. This highly reliable, highly scalable infrastructure utilizing PLDT’s existing fiber network will enable PLDT to deliver next generation digital services like Artificial Intelligence and the Internet of Things via 5G.

With this extensive fiber network, Smart has been able to fast-track the nationwide roll out of its 4G/LTE service that when combined with its 3G service now provides high-speed mobile internet service to over 93% of the country’s cities and municipalities and 95% of the population.  Moreover, in its ongoing LTE and LTE-Advanced roll-out, Smart has been installing 5G-capable equipment which will enable Smart to deploy 5G easier and faster.

“It has taken a lot of time and effort.  But the future is now here,” Basas said.

For 5G news and updates, visit www.smart.com.ph and follow Smart’s official accounts on Facebook (www.fb.com/SmartCommunications), Twitter, and Instagram (@LiveSmart).

SIgnatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Florentino D.Mabasa, Jr.
Name	:	FLORENTINO D.MABASA, JR.
Title	:	Asst. Corporate Secretary

Date:  July 29, 2020